

SEC[illegible] 05040882 [illegible]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
MAR 0 1 2005

SEC FILE NUMBER
8- 6939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AMERICAN FUNDS & TRUSTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3030 SOUTH MAIN STREET
(No. and Street)

SALT LAKE CITY (City) UTAH (State) 84115 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RICHARD M. TAGGART (801) 466-8701
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SORENSEN, VANCE & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

3115 EAST LION LANE, SUITE 220 (Address) SALT LAKE CITY (City) UTAH (State) 84121 (Zip Code)



PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


RECD S.E.C.
2005
1086

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5 WITH REPORT OF

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

FOR THE YEAR ENDED DECEMBER 31, 2004

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of Public Company
Accounting Oversight Board

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
American Funds and Trusts, Inc.

We have audited the accompanying statement of financial condition of American Funds and Trusts, Inc., as of December 31, 2004, and the related statements of operations, cash flows, and changes in stockholders' equity for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Funds and Trusts, Inc. at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sorensen, Vance & Company, P.C.

February 22, 2005
Salt Lake City, Utah

AMERICAN FUNDS AND TRUSTS, INC.
OATH OR AFFIRMATION TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

I, Richard M. Taggart, President of American Funds and Trusts, Inc., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplementary schedules pertaining to American Funds and Trusts, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Richard M. Taggart
President

Subscribed and sworn to before me this
28 day of Feb, 2005



Notary Public
Residing in Salt Lake County, Utah


NOTARY PUBLIC
JOY S. PAYNE
3030 So. Main St., Ste. 100
Salt Lake City, Utah 84115
My Commission Expires
December 11, 2008
STATE OF UTAH

My Commission Expires 12/11/05

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets:	
Cash and cash equivalents	$ 209,985
Commissions receivable	41,399
Other receivable	1,038
Refundable income taxes	1,401
Total current assets	253,823
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation of $48,458	10,144
Total Assets	$ 263,967

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 103,248
Accrued commissions to registered representatives	27,673
Accrued expenses and other payables	6,431
Income taxes payable	896
Total current liabilities	138,248
Long-term liabilities:	
Deferred income taxes payable	1,700
Total liabilities	139,948
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares authorized and 123,168 shares issued	123,168
Additional paid-in capital	44,409
Accumulated (deficit)	(42,558)
	125,019
Less: 1,000 shares of treasury stock, at cost	(1,000)
Total stockholders' equity	124,019
Total Liabilities and Stockholders' Equity	$ 263,967

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:	
Commissions	$ 603,165
Administration fees	33,145
Interest income	1,445
Total revenue	637,755
Expenses:	
Commissions, salaries and payroll taxes	545,645
Occupancy and equipment	41,060
Communications	14,327
Professional fees	12,008
Regulatory fees	3,689
Other	3,903
Total expenses	620,632
Income before income taxes	17,123
Income tax expense	3,059
Net Income	$ 14,064

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net income	$ 14,064
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	3,434
Change in deferred income taxes	500
Changes in assets and liabilities:	
(Increase) in commissions receivable	(4,637)
Decrease in other receivable	4,855
Decrease in refundable income taxes	2,270
Increase in accounts payable and accrued expenses	4,123
Increase in commissions due to officers and directors	55,844
Increase in commissions due to registered representatives	1,072
Increase in accrued income tax payable	796
Net cash (used) in operating activities	82,321
Cash Flows From Investing Activities:	--
Cash Flows From Financing Activities:	--
Net increase in cash	82,321
Cash and cash equivalents, beginning of year	127,664
Cash and cash equivalents, end of year	$ 209,985

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ 100

Non-cash transactions:

Fixed assets with a cost and accumulated depreciation of $2,847 were disposed of during the year ended December 31, 2004. No proceeds on disposal were received.

The accompanying notes are an integral part of the financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated (Deficit)	Total
Balances, January 1, 2004	$ 123,168	$ 44,409	$ (1,000)	$ (56,622)	$ 109,955
Net Income	--	--	--	14,064	14,064
Balances, December 31, 2004	$ 123,168	$ 44,409	$ (1,000)	$ (42,558)	$ 124,019

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. **Business**

The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

b. **Revenue Recognition**

Securities transactions and the related commission revenue are recorded in the accounts on a trade date basis, which is the day the transaction is executed.

c. **Customer Security Transactions**

Security transactions for customers are cleared through another broker dealer on a fully disclosed basis. The Company, therefore, does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

d. **Furniture, Equipment and Depreciation**

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using accelerated methods over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

e. **Cash and Cash Equivalents**

The Company utilizes money market sweep accounts at its bank whereby available funds are invested overnight. For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents.

f. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

g. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense is provided based upon the financial statement earnings of the Company. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. Net operating losses that can not be carried back can be carried forward to future periods. The tax effects of such differences are reported as deferred income taxes in the financial statements.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from mutual fund companies and other broker dealers, for commissions earned through December 31, 2004. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. FURNITURE AND EQUIPMENT

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 54,623
Leasehold improvements	3,979
Total	58,602
Less accumulated depreciation	(48,458)
Fixed assets, net	$ 10,144

Depreciation expense for the year ended December 31, 2004 was $3,434.

4. INCOME TAXES

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation and loss carryforwards.

Income tax expense consists of the following:

Current year income tax:	
Federal	$ 1,619
State	896
Total	2,515
Difference in estimated 2003 refunds for loss carryback	44
Deferred taxes for current year timing differences	500
Total income tax expense	$ 3,059

Refundable income taxes consist of estimated tax payments in excess of amounts due which were applied from prior years.

5. LEASE COMMITMENT FOR OFFICE SPACE

The Company signed a five year operating lease for office space in May, 2001 which expires April 30, 2006. Rent expense under this agreement for 2004 was $29,664. Future minimum lease payments required by the agreement are as follows:

Year	Amount
2005	32,088
2006	10,800
Total	$ 42,888

6. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2004, the Company's net capital was $106,170 which was $81,170 in excess of the $25,000 minimum required.

7. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not subject to market risk.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2004

AMERICAN FUNDS AND TRUSTS, INC
COMPUTATION OF NET CAPITAL AND RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Stockholders' equity		$ 124,019
Nonallowable assets:		
Other receivable	1,038	
Refundable income taxes	1,401	
Furniture, equipment and leasehold improvements, net	10,144	12,583
Net capital before haircuts on securities' positions		111,436
Haircuts on securities:		
Money market accounts		(5,266)
Net capital per audit		$ 106,170

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 72,048
Net decrease in stockholders' equity	(2,534)
Decrease in nonallowable assets	37,722
Increase in haircut on securities' positions	(1,066)
Net capital per audit	$ 106,170

AMERICAN FUNDS AND TRUSTS, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2004

Accrued commissions to officers and directors	$ 103,248
Accrued commissions to registered representatives	27,673
Other payables and accrued expenses	6,431
Income taxes payable	896
Total Aggregate Indebtedness	$ 138,248
Ratio of aggregate indebtedness to net capital	1.3:1

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	$2,500 capital category; as per Rule 15c3-1	______
B.	"Special Account for the Exclusive Benefit of Customers" maintained	X
C.	All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm ________________________	______
D.	Exempted by order of the Commission	______

Sorensen, Vance & Company, P.C.

Certified Public Accountants

A Professional Corporation

3115 East Lion Lane, Suite 220
Salt Lake City, Utah 84121
Telephone (801) 733-5055
Fax (801) 733-6783

Member of Public Company
Accounting Oversight Board

Officer/Shareholders:
Don L. Sorensen
Gary L. Vance
Jeffrey B. Gyllenskog

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
American Funds and Trusts, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of American Funds and Trusts, Inc. (the Company), for the year ended December 31, 2004, we considered its internal control, including its activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Squnsen, Vance & Company, P.C.

February 22, 2005
Salt Lake City, Utah